April 2, 2024

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington DC 20549

Attn: Jeffrey Lewis, Isaac Esquivel, Benjamin Holt and David Link

Re: Ark7 Properties Plus LLC

Post Qualification Amendment No. 6

Offering Statement on Form 1-A

Filed February 29, 2024

File No. 024-11869

Ladies and Gentlemen:

Thank you for the opportunity to respond to your comments in the letter dated March 26, 2024 from the staff of the Division of Corporate Finance (the "Staff") the regarding the Post Qualification Amendment No. 6 on the Offering Statement on Form 1-A of Ark7 Properties Plus LLC (the "Company"), which we have set out below, together with our responses.

Post-Qualification Amendment No. 6 filed February 29, 2024

Unaudited Pro Forma Consolidated and Consolidating Financial Statements and Report, page F-1

  We note your revised pro forma financial statements in response to prior comment 6. Please address the following:
    Please revise the pro forma balance sheet to give pro forma effect to the transactions as if they occurred as of the pro forma balance sheet date rather than as of the beginning of the period presented;
    Please revise your pro forma consolidated and consolidating statements of income for the six months ended June 30, 2023 to give pro forma effect of the transactions as if they occurred at the beginning of the fiscal year presented (i.e., January 1, 2022);
    Please revise the historical amounts presented in your pro forma consolidated and consolidating balance sheet and pro forma consolidated and consolidating statements of income to agree to the amounts as reflected in your historical financial statements for the respective period; and
    We note that the pro forma statements of income include adjustments to revenue that are tentatively estimated from observing current market rental rates. We also note each of the Series properties were owner-occupied prior to their acquisition by each Series and there is no historical rental or operating history. Please explain to us how you determined it was appropriate to include adjustments to rental revenue in your pro forma statements of income or, alternatively, revise to remove these adjustments. Refer to Rule 11-02 of Regulation S-X.

The Company has revised its pro forma financials to address these items and to be consistent with its financial statements for the year ended December 31, 2023.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Ark7 Properties Plus LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Yizhen Zhao

President of Ark7 Inc.

Ark7 Properties Plus LLC